# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneIM Acquisition Corp., CIK 0002088325
CUSIP: G6S74K106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: c/o OneIM Acquisition Corp.,, 11th Floor, 390 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089384

## Reporting persons
- OneIM Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,337,500; shared voting power 0; sole dispositive power 7,337,500; shared dispositive power 0; aggregate amount beneficially owned 7,337,500 (20.3% of the class)
  Comment: (Rows 5, 7 and 9) Represents (i) 7,137,500 Class B ordinary shares of OneIM Acquisition Corp. (the "Issuer") held directly by OneIM Sponsor LLC (the "Reporting Person") and (ii) 200,000 Class A ordinary shares included in Private Placement Units held by the Reporting Person, for an aggregate of 7,337,500 shares.
  
  (Row 11) This percentage is calculated based on 36,137,500 ordinary shares outstanding following the completion of the Issuer's initial public offering, which includes 28,750,000 Class A ordinary shares issued in the offering and 7,187,500 Class B ordinary shares held by the initial shareholders, as well as 200,000 Class A ordinary shares included in the Private Placement Units.

## Item 1. Issuer
Name of issuer: OneIM Acquisition Corp.
Address of issuer's principal executive offices: c/o OneIM Acquisition Corp., 11th Floor, 390 Park Avenue New York, New York 10022

## Item 2. Person Filing
Name of person filing: The person filing this statement is OneIM Sponsor LLC.
Address of principal business office or, if none, residence: c/o OneIM Acquisition Corp.11th Floor, 390 Park Avenue New York, New York 10022
Citizenship: OneIM Sponsor LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,337,500
Percent of class: 20.30%
Sole power to vote or to direct the vote: 7,337,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,337,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OneIM Sponsor LLC: /s/ Grigorios Kapenis, Grigorios Kapenis, Authorized Person (04/15/2026)